Exhibit 99.8

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Cash Store Financial Services Inc.

We consent to the inclusion in this annual report on Form 40-F of our auditors' report dated November 24, 2010 on the consolidated balance sheets of The Cash Store Financial Services Inc. (the “Company") as at September 30, 2010 and June 30, 2009 and the consolidated statements of operations, retained earnings and cash flows for the fifteen months ended September 30, 2010 and for the year ended June 30, 2010, which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended September 30, 2010.

Chartered Accountants

Edmonton, Canada
November 24, 2010